Filed by Central Pacific Financial Corp.
Pursuant to Rule 425 of the
Securities Act of 1933, as amended, and
deemed filed pursuant to Rule 14a-6 under the
Securities Exchange Act of 1934, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 333-104783

The following is a letter distributed to shareholders of Central Pacific Financial Corp. on August 5, 2004.

August 5, 2004

YOUR VOTE IS IMPORTANT

Dear Fellow Shareholder:

We recently mailed you proxy material for the upcoming special meeting of shareholders of Central Pacific Financial Corp. (CPF). Your company's meeting has been called to approve, among other things, the Agreement and Plan of Merger with CB Bancshares, Inc. The merger requires the approval of 75% of CPF's issued and outstanding shares—which means that every single vote is important. To date, we have not yet received your proxy for this very important meeting.

CREATING TREMENDOUS SHAREHOLDER VALUE

Your board of directors, which recommends a vote "FOR" the merger agreement, believes that the proposed merger will create tremendous value for shareholders of both banks. We also believe that the proposed merger represents a unique opportunity to create a stronger, more diversified company, fiercely loyal to Hawaii and dedicated to serving the commercial and personal banking needs of our customers. Please consider the following:

•
Significant Value Creation for CPF Shareholders:    The merger of CPF and CB Bancshares is expected to significantly add to CPF earnings in the first full year, based on the companies' projected earnings and anticipated cost savings.

  What's more, shareholders also will benefit from increased investor visibility and trading liquidity as we create a stronger, better capitalized company with over $700 million pro forma market capitalization based on CPF's share price of $26.85 on April 22, 2004, the day before we announced the merger.

•
Stronger Bank for Hawaii:    By combining the two companies' complementary strengths in retail banking and commercial lending, we will create a more competitive bank—good for Hawaii, good for the local community and good for our customers. From its expanded and strengthened foundation, your company will be able to provide more loans to businesses and consumers, and provide a broader menu of products and services.

  In addition, our plans for the combined companies include expanding our branch network, increasing the number of ATMs available to customers and delivering banking services to underserved markets in Hawaii.

Of course, the above represents only a brief summary of the many benefits offered to you by the proposed merger. Please review the proxy materials previously sent to you, paying special attention to the section entitled, "Central Pacific's Reasons for the Transaction."

TWO + TWO = FIVE

Our proposed merger—two companies with proven track records of outstanding performance and efficiency—creates a one-time opportunity to prove that two plus two can indeed equal more than four. However, to take advantage of this great opportunity we need your help. Because Hawaii law requires approval of the holders of 75% of all issued and outstanding shares your vote is critical.

Please consider the many beneficiaries of the proposed merger—our shareholders, our communities, our customers and of course, Hawaii. Then, promptly sign, date and mail the enclosed proxy in the postage paid envelope provided. Please act today. If you have previously returned your proxy, please disregard this request and accept our thanks.

Thank you for your continued cooperation and support.

Sincerely,

YOUR BOARD OF DIRECTORS,
Central Pacific Financial Corp.

YOUR VOTE IS IMPORTANT

Please help your company save additional solicitation costs by signing, dating and mailing your proxy card today. Remember, a failure to vote is equivalent to a vote "against" the merger agreement. Internet and telephone voting are also available. Please refer to your proxy for instructions. If you have any questions, or need assistance, please call CPF, attention David Morimoto, at (808) 544-0500. You may also call D. F. King & Co., Inc., toll-free, 1-888-644-5854.

Important Legal Information

This document contains forward-looking statements. Such statements, which are based on the current assumptions, beliefs and expectations of management and describe future plans, strategies and expectations, are generally identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and other similar expressions. Management's ability to predict results or the actual effect of plans and strategies is inherently uncertain, and actual results may differ from those set forth in the forward-looking statements.

CPF has filed a registration statement on Form S-4 to register shares of CPF common stock to be issued in this transaction. The registration statement includes a definitive joint proxy statement/prospectus for solicitation of proxies from CPF and CBBI shareholders, in connection with meetings of such shareholders at a date or dates subsequent hereto. Investors and security holders are urged to read the registration statement and the definitive joint proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC's Internet web site at (www.sec.gov). Such documents may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627; or from CBBI by directing such request to: CB Bancshares, Inc., 201 Merchant Street, Honolulu, Hawaii 96813, Attention: Investor Relations, (808) 535-2500.